Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.853.1038 goodwinprocter.com

July 6, 2022

CONFIDENTIAL VIA EDGAR

Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Attention:	Christopher Edwards Daniel Crawford Kevin Kuhar Julie Sherman

Re:	Jushi Holdings Inc.
Draft Registration Statement on Form S-1
Filed May 17, 2022
CIK No. 0001909747

Ladies and Gentlemen:

This letter is being confidentially submitted on behalf of Jushi Holdings Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted May 17, 2022 (the “Registration Statement”), as set forth in your letter dated June 14, 2022 (the “Comment Letter”). The Company is concurrently submitting via EDGAR Amendment No. 1 to Draft Registration Statement on Form S-1 (“Draft Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Draft Amendment No. 1. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Draft Amendment No. 1, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance
July 6, 2022

Form DRS filed May 17, 2022

Prospectus Summary

Recent Developments, page 8

1.	Please revise here to disclose any negative covenants entered into in connection with the Acquisition Facility.

RESPONSE: We respectfully advise the Staff that we have revised Page 3 of Draft Amendment No. 1 in response to the Staff’s comment.

Risk Factors

We have a substantial level of indebtedness, and we may not be able to generate sufficient cash to service all of our indebtedness..., page 20

2.	Please quantify your debt service cost for your 10% Senior Secured Notes and Acquisition Facility and what assets have been pledged to secure the indebtedness.

RESPONSE: We respectfully advise the Staff that we have revised Page 15 of Draft Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 33

3.	Since the amount of your cash and cash equivalents is not part of your capitalization, please revise to present separate and distinct totals for cash and cash equivalents and for your capitalization. Please do not combine the amount of cash and cash equivalents in the total amount for your capitalization.

RESPONSE: We respectfully advise the Staff that we have revised Page 28 of Draft Amendment No. 1 in response to the Staff’s comment.

Business, page 50

4.	We note your disclosure on page 53 that you intend to utilize intellectual property related to your cannabis brands. Please revise your Business section to disclose the intellectual property rights you have obtained and whether you intend to file for additional rights. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised Page 50 of Draft Amendment No. 1 in response to the Staff’s comment.

Division of Corporation Finance
July 6, 2022

Product Selection and Offerings, page 53

5.	Please revise here to disclose whether your CBD products are derived from hemp containing no more than 0.3 percent THC. To the extent they are not, add risk factor disclosure that your CBD products may violate the Controlled Substances Act.

RESPONSE: Our CBD products are derived from hemp containing no more than 0.3 percent THC. We respectfully advise the Staff that we have revised Page 50 of Draft Amendment No. 1 in response to the Staff’s comment.

6.	You state on page 54 that you sell Nira products through your online store at www.niracbd.com. This website no longer appears to be active. We note previous visits to this webpage presented text stating the Nira CBD online store is permanently closed. Please revise your disclosure or otherwise explain.

RESPONSE: We respectfully advise the Staff that we have revised Page 51 of Draft Amendment No. 1 in response to the Staff’s comment.

Business in Europe, page 55

7.	We note your financial statements are provided “in thousands” and so it appears your impairment loss you reference on page 55 should be $4,561,000. Please revise or otherwise advise.

RESPONSE: We respectfully advise the Staff that we have revised Page 52 of Draft Amendment No. 1 in response to the Staff’s comment.

Principal Markets & Competition, page 55

8.	Please state what MSO stands for the first time it is used.

RESPONSE: We respectfully advise the Staff that we have revised Page 52 of Draft Amendment No. 1 in response to the Staff’s comment.

Division of Corporation Finance
July 6, 2022

Description of Capital Stock, page 101

9.	Please revise to disclose whether the voting rights of your shares are cumulative or noncumulative. Refer to Instruction 1.A of Item 202 of Regulation S-K

RESPONSE: We respectfully advise the Staff that we have revised Page 98 of Draft Amendment No. 1 in response to the Staff’s comment.

Other Important Provisions in our Articles, page 106

10.	We note your disclosure here that the courts of the province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for certain proceedings. Please revise this section to disclose how this provision will be applied to claims brought under the Securities Act and the Exchange Act; address any uncertainty about enforceability; and, to the extent that the provision applies to claims under the federal securities laws, include risk factor disclosure.

RESPONSE: We respectfully advise the Staff that we have revised Pages 22 and 104 of Draft Amendment No. 1 in response to the Staff’s comment.

* * *

Division of Corporation Finance
July 6, 2022

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact W. Stuart Ogg at (650) 752-3295 or SOgg@goodwinlaw.com.

Sincerely,

/s/ W. Stuart Ogg
Goodwin Procter LLP

cc:	James Cacioppo, Jushi Holdings Inc.
Edward Kremer, Jushi Holdings Inc.
Tobi Lebowitz, Jushi Holdings Inc.